    As filed with the Securities & Exchange Commission on January 3, 2000

                                                      Registration No. 333-87887
================================================================================


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            -------------------------


                                 AMENDMENT NO. 2

                                       TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      Under
                           THE SECURITIES ACT OF 1933
                            -------------------------

                         WEBB INTERACTIVE SERVICES, INC.
               (Exact name of issuer as specified in its charter)

           Colorado                                    84-1293864
   (State or other jurisdiction          (I.R.S. Employer Identification No.)
 of incorporation or organization)

                          1800 Glenarm Place, Suite 700
                             Denver, Colorado 80202
                                 (303) 296-9200
          (Address and telephone number of principal executive offices)
                            -------------------------

                                 R. Steven Adams
                         Webb Interactive Services, Inc.
                          1800 Glenarm Place, Suite 700
                             Denver, Colorado 80202
                                 (303) 296-9200
            (Name, address and telephone number of agent for service)

                                    Copy to:
                               Lindley S. Branson
                                 Steven J. Price
                    Gray, Plant, Mooty, Mooty & Bennett, P.A.
                              33 South Sixth Street
                                3400 City Center
                          Minneapolis, Minnesota 55402
                                 (612) 343-2800

                            -------------------------

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of earlier effective registration statement for same offering. |_|

If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for same offering. |_|

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|


                         CALCULATION OF REGISTRATION FEE


Title of securities to       Amount to be        Proposed maximum     Proposed maximum aggregate           Amount of
     be registered            registered        offering price (1)        offering price (1)            registration fee
------------------------ --------------------- ---------------------- ---------------------------- --- -------------------
Common Stock, no par
value (1)                   1,129,568 (2)             $11.625                 $13,131,228                  $3,650.48*

-------------------------------


* Previously paid.


(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) of Regulation C as of the close of the market on September 21, 1999.


(2) Common stock issuable by Webb (i) upon exercise of stock purchase warrants (273,038 shares); (ii) upon conversion of an outstanding promissory note in the principal amount of $5,000,000 (the "Note"); and (iii) which may be issued in payment of interest on the Note or upon the conversion of similar notes issued to pay the interest on the Note. The shares include any additional shares issued to prevent dilution resulting from stock splits, stock dividends or similar transactions. The number of shares included in this registration is sufficient to cover potential conversions of the Note so long as the conversion price is approximately $6.00 or more. The current conversion price is $10.07.


                         -------------------------------


The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission acting pursuant to said Section 8(a), may determine.

SUBJECT TO COMPLETION, DATED JANUARY 3, 2000                          PROSPECTUS

                         WEBB INTERACTIVE SERVICES, INC.



         This is a public offering of a maximum of 1,129,568 shares of common stock of Webb Interactive Services, Inc. The shares include up to (i) 856,530 shares which are reserved for issuance upon conversion of a 10% promissory note in the principal amount of $5,000,000 and the payment of interest on the note and (ii) 273,038 shares issuable upon exercise of transferable stock purchase warrants.

         The selling shareholder is offering all of the shares to be sold. We will not receive any of the proceeds from the offer and sale of the shares, however, 273,038 of the shares offered by the selling shareholder are issuable upon the exercise of outstanding stock purchase warrants of Webb at exercise prices of $11.44 and $18.51 per share. If these warrants were exercised in full, we would receive gross proceeds of $4,088,198.



         The Nasdaq SmallCap Market lists our common stock under the symbol
WEBB.


         Investing in our common stock involves risks. You should not purchase our common stock unless you can afford to lose your entire investment. See "Risk Factors" beginning on page 3 of this prospectus.


         Because the selling shareholder will offer and sell the shares at various times, we have not included in this prospectus information about the price to the public of the shares or the proceeds to the selling shareholder.


         Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed on the adequacy of the disclosures in this prospectus. Any representation to the contrary is a criminal offense.



                The date of this prospectus is ________ __, 2000

                         WEBB INTERACTIVE SERVICES, INC.

         Webb Interactive Services, Inc. (Nasdaq: WEBB) ("Webb") develops next generation Internet applications for unlocking the potential of local market e-commerce. We believe that two of the biggest opportunities in the local online marketplace are simplifying the ability to drive customers to local businesses' web sites and enabling customers to quickly find what they want. We are developing XML-based technologies that facilitate buyer-seller interaction and enable individuals and local businesses to easily manage their web-based communications.

         To date, we have generated revenues through the sale of design and consulting services for Web site development and network engineering services, resale of software licenses, mark-ups on computer hardware and software sold to customers, maintenance fees charged to customers to maintain computer hardware and Web sites, license fees based on a percentage of revenues from our products and services, training course fees, and monthly fees paid by customers for Internet access which we have provided. We commenced sales in February 1995 and have incurred losses from operations since inception. At September 30, 1999, we had an accumulated deficit of $35,816,498. The reports of our independent public accountants for the years ended December 31, 1998 and 1997 contained a paragraph noting substantial doubt regarding our ability to continue as a going concern.

         Based on our current projections, we have cash on hand which will allow us to operate through February 2000. Accordingly, we will need to raise additional capital, which could involve the issuance of dilutive equity securities and/or reduce our operating activity to conserve cash.

         Prior to the third quarter of 1997, our focus generally was on three markets: general Web site development, maintenance and hosting; rural or small market Internet service providers ("ISPs"); and healthcare information services and continuing medical education. Each of these activities involved, to varying degrees, the building of online communities and the development of tools and services to allow for the building of strategic and customized Web sites. As an outgrowth of these activities, since mid 1997, our business has evolved to the development of online communities and more recently, the development of Internet applications that simplify and support e-commerce transactions in local markets.

         We are organized into two business units. First, in the local commerce segment, we target small and medium sized enterprises with our AccelX(TM) product line supporting XML-based publishing and buyer-seller interaction. This business unit offers its services on a private-labeled, application services basis through high volume distribution partners. On June 30, 1999, we entered into our first such agreement for the local commerce market with CBS Switchboard, a leading online directory service. This agreement provides for monthly revenues from each local business web site created by Switchboard utilizing our technology.

         The Kelsey Group estimates that the number of U.S. based local businesses that are active advertisers and have a web presence will increase to
5.2 million in 2004. According to Forrester Research, local online sales are projected to grow from $680 million in 1998 to $6.1 billion in 2003 and local-only advertising dollars spent in support of these web site activities are projected to balloon from $135 million in 1998 to $1.7 billion in 2003.

         Our second business unit, electronic banking applications, targets credit unions, community banks, and savings and loan institutions with a full line of e-banking transaction processing and account management services. We are developing a tailored version of our merchant-based interaction services to provide financial institutions with services that will allow them to market their products and services as enhancements to other e-banking services. In addition to monthly recurring revenues from service and transaction fees, we receive a one-time set-up fee from each financial institution. We distribute our e-banking services on a private label basis through distribution partners, the most significant of which is the CU Cooperative Systems, Inc., a credit union cooperative made up of more than 650 credit unions with over 8 million members.

         International Data Corporation estimates that there were approximately
3.4 million users banking over the Internet in the United States at the end of 1998 and projects that that number will increase to over 37 million by 2003. Our primary market is financial institutions having less than $500 million in assets. It is estimated that in excess of 90% of the over 10,000 FDIC-insured financial institutions and all but a few of the over 11,000 credit unions, including both federally and state chartered credit unions, have less than $500 million in assets.

         Our strategy is to grow our local commerce and e-banking businesses by:

  * Delivering first mover, expert technical solutions capitalizing on our expertise in online communities and communication;
  * Securing additional distribution partnerships to rapidly expand the deployment of our technologies;
  * Creating and innovating, value-added services to enhance buyer-seller interaction; and
  *  Developing strategic alliances in order to more rapidly gain market share.

         During the first nine months of 1999, we acquired privately held Durand Communications, Inc. and NetIgnite, Inc.


         We were incorporated under the laws of the State of Colorado on March 22, 1994. Our executive offices are located at 1800 Glenarm Place, Suite 700, Denver, Colorado 80202, telephone number (303) 296-9200.

                                  RECENT EVENTS


         In order to fund operations throughout fiscal 2000, we have borrowed $5,000,000 pursuant to a three-year convertible promissory note bearing interest at the rate of 10% per annum and obtained a commitment for an additional $10 million investment which we expect to complete early in the first quarter of 2000. The new investment is to be in the form of the purchase of shares of our Series B Convertible Preferred Stock and stock purchase warrants.


Promissory Note

         On August 25, 1999, we issued to the selling shareholder a three-year convertible promissory note in the amount of $5 million and a five-year warrant representing the right to acquire 136,519 shares of our common stock at an exercise price of $11.44 per share in consideration for which the selling shareholder loaned us $5 million. On December 18, 1999, we amended the terms of the promissory note and issued to the selling shareholder a second five-year warrant representing the right to acquire 136,519 shares of our common stock at an exercise price of $18.51 per share. The note is convertible at a conversion price of $10.07 per share. This would result in the issuance of 496,524 shares of our common stock if the note were fully converted today. If we complete a financing by March 22, 2000, of $10 million or more in which the selling shareholder has a right to invest $5 million, the conversion price will remain at $10.07 per share until at least September 30, 2000, at which time the conversion price will be adjusted if the average of the closing bid prices for our common stock during the period from September 1, 2000 to September 29, 2000, is less than $10.07. In this event the conversion price would be fixed at the greater of the average of the closing bid prices during this period or $8.00.

         If the additional $10 million financing is not completed by March 22, 2000, the conversion price after March 22, 2000, will be the lower of $10.07 per share or the variable conversion price. The variable conversion price is the average of the five lowest closing bid prices for our common stock during the 15 trading days prior to conversion. We have the right to force the conversion of $2,500,000 principal amount of the note if the average closing bid price for our common stock during the 15-day period following the date of this prospectus is at least $12.50.

Series B Convertible Preferred Stock.

         On December 31, 1999, we obtained a commitment from investors, including the selling shareholder, for a proposed purchase of 10,000 shares of our Series B Convertible Preferred Stock. The commitment is subject to the registration stastement of which this prospectus is a part being made effective by the SEC by February 1, 2000, and there being no material adverse changes in Webb's business prior to the completion of the financing. The purchase price for the preferred stock is $1,000 per share for an aggregate purchase price of $10 million.

         The preferred stock will be convertible into shares of our common stock, initially at a conversion price equal to the lower of (i) the average of the 10-day closing bid prices for our common stock immediately prior to the date we sell the preferred stock to the investors or (ii) $20.0. The conversion rate for the preferred stock will be subject to potential resets. The first will be on the date that a registration statement relating to the common stock issuable upon conversion of the preferred stock is declared effective by the SEC and the second will be on the later of nine months after the sale of the preferred stock or three months after the effective date of the registration statement. The adjustment price on each such date shall be the then market price for our common stock if lower than the then effective conversion price but will not be less than $8.00 per share.

         Based on the current market price for our common stock, we estimate that the preferred stock will be convertible into from a minimum of approximately 500,000 to a maximum of approximately 1,250,000 shares of our common stock. For every share of common stock initially issuable upon conversion of the preferred stock, the investors will also receive a warrant representing the right to acquire .55 shares of our common stock at an exercise price initially set at 101% of the initial conversion price of the preferred stock. The exercise price for the warrants will be subject to being reset based upon future market prices for our common stock. The warrants are to be for a term of five years. We estimate that the warrants will represent the right to acquire up to approximately 300,000 shares of our common stock.


                                  RISK FACTORS

         Our limited operating history could affect our business. We were founded in March 1994 and commenced sales in February 1995. Accordingly, we have a limited operating history upon which you may evaluate us. Our business is subject to the risks, expenses and difficulties frequently encountered by companies with a limited operating history including:

         *  Limited ability to respond to competitive developments,
         * Exaggerated effect of unfavorable changes in general economic and market conditions,
         *  Ability to attract qualified personnel, and
         *  Ability to develop and introduce new product and service offerings.

There is no assurance we will be successful in addressing these risks. If we are unable to successfully address these risks our business could be significantly affected.

         We have accumulated losses since inception and we anticipate that we will continue to accumulate losses for the foreseeable future. We have incurred net losses since inception totaling $35,816,498 through September 30, 1999. In addition, we expect to incur additional substantial operating and net losses in 1999 and for one or more years thereafter. We expect to incur these additional losses because:

         * We currently intend to increase our capital expenditures and operating expenses to expand the functionality and performance of our products and services,
         * We recorded goodwill and other intangible assets in connection with the DCI and NetIgnite acquisitions which will be amortized over their estimated useful lives of approximately three years. We have allocated approximately $15 million to goodwill and other intangible assets in connection with these acquisitions.


         Net losses since inception include approximately $14.6 million of non-cash expenses related to the issuance of preferred stock and warrants in financing transactions, stock and stock options issued for services, warrants issued to four customers and interest expense on the 10% convertible note payable. We will be required to record significant additional non-cash charges in connection with the recent amendment to the terms of the note which could exceed $12 million. The current competitive business environment is expected to result in our issuance of similar securities in future financing transactions or to other companies as an inducement for them to enter into a business relationship with us. The proposed issuance of $10 million of our preferred stock with warrants described under "Recent Events - Series B Convertible Preferred Stock," will, if completed in accordance with the terms of the commitment, result in significant non-cash charges which could be as much as or more than the purchase price for the preferred stock. While these transactions represent non-cash charges, they will increase our expenses and net loss and our net loss available to common shareholders..

         If we are unable to raise additional working capital funds, we may not be able to sustain our operations. We believe that our present cash and cash equivalents, working capital and commitments for additional equity investments will be adequate to sustain our current level of operations only through February 2000. We estimate that we will need to raise through equity, debt or other external financing at least $8 million to sustain operations for the next 12 months. While we have obtained a commitment for the purchase of $10 million stated amount of our preferred stock, the commitment is subject to certain conditions and there is no assurance that we will be able to raise additional funds in amounts required or upon acceptable terms. In addition, we may discover that we have underestimated our working capital needs, and we may need to obtain additional funds to sustain our operations. If we cannot raise additional funds when needed, we may be required to curtail or scale back our operations. These actions could have a material adverse effect on our business, financial condition, or results of operations. In its report accompanying the audited financial statements for the years ended December 31, 1998 and 1997, our auditor, Arthur Andersen LLP, expressed substantial doubt about our ability to continue as a going concern.


         We may never become or remain profitable. Our ability to become profitable depends on the ability of our products and services to generate revenues. The success of our revenue model will depend upon many factors including:

         * The success of our distribution partners in marketing their products and services, and
         * The extent to which consumers and businesses use our products and conduct e-commerce transactions and advertising utilizing our products.

         Because of the new and evolving nature of the Internet, we cannot predict whether our revenue model will prove to be viable, whether demand for our products and services will materialize at the prices we expect to be charged, or whether current or future pricing levels will be sustainable. Additionally, our customer contracts may result in significant development revenue in one quarter, which will not recur in the next quarter for that customer. As a result, it is likely that certain components of our revenue will be volatile, which may cause our stock price to be volatile as well.

         Our business depends on the growth of the Internet. Our business plan assumes that the Internet will develop into a significant source of communication and communication interactivity. However, the Internet market is new and rapidly evolving and there is no assurance that the Internet will develop in this manner. If the Internet does not develop in this manner, our business, operating results and financial condition would be materially adversely effected. Numerous factors could prevent or inhibit the development of the Internet in this manner, including:

         * The failure of the Internet's infrastructure to support Internet usage or electronic commerce,
         * The failure of businesses developing and promoting Internet commerce to adequately secure the confidential information, such as credit card numbers, needed to carry out Internet commerce, and
         *   Regulation of Internet activity

         Use of many of our products and services will be dependent on distribution partners. Because we have elected to partner with other companies for the distribution of many of our products and services, many users of our products and services are expected to utilize our products through our distribution partners. As a result, our distribution partners, and not us, will substantially control the customer relationship with these users. If the business of the companies with whom we partner is adversely affected in any manner our business, operating results and financial condition could be materially adversely affected.

         We may be unable to develop desirable products. Our products are subject to rapid obsolescence and our future success will depend upon our ability to develop new products and services that meet changing customer and marketplace requirements. There is no assurance that we will be able to successfully:

         *   Identify new product and service opportunities, or
         * Develop and introduce new products and services to market in a timely manner.

         If we are unable to accomplish these items, our business, operating results and financial condition could be materially adversely affected.

         Our products and services may not be successful. Even if we are able to successfully identify, develop, and introduce new products and services there is no assurance that a market for these products and services will materialize to the size and extent that we anticipate. If a market does not materialize as we anticipate, our business, operating results, and financial condition could be materially adversely affected. The following factors could affect the success of our products and services:

         *   The failure of our business plan to accurately predict the rate at which the market for Internet products and services will grow,
         *   The failure of our business plan to accurately predict the types of products and services the future Internet marketplace will demand,
         *   Our limited experience in marketing our products and services,
         * The failure of our business plan to accurately predict our future participation in the Internet marketplace,
         * The failure of our business plan to accurately predict the estimated sales cycle, price, and acceptance of our products and services,
         * The development by others of products and services that renders our products and services noncompetitive or obsolete, or
         * Our failure to keep pace with the rapidly changing technology, evolving industry standards, and frequent new product and service introductions that characterize the Internet marketplace.

         The intense competition that is prevalent in the Internet market could have a material adverse effect on our business. Our current and prospective competitors include many companies whose financial, technical, marketing and other resources are substantially greater than ours. There is no assurance that we will have the financial resources, technical expertise, or marketing, sales and support capabilities to compete successfully. The presence of these competitors in the Internet marketplace could have a material adverse effect on our business, operating results, or financial condition by causing us to:

         *   Reduce the average selling price of our products and services, or
         *   Increase our spending on marketing, sales and product development.

         There is no assurance that we would be able to offset the effects of any such price reductions or increases in spending through an increase in the number of our customers, higher sales from premium services, cost reductions or otherwise. Further, our financial condition may put us at a competitive disadvantage relative to our competitors. If we fail to, or cannot, meet competitive challenges, our business, operating results and financial condition could be materially adversely affected.

         A limited number of our customers generate a significant portion of our revenues. We had four customers representing 79% of revenues for the September 30, 1999 three-month period and three customers representing 71% of net revenues for the similar 1998 period. We had five customers representing 76% of revenues for the September 30, 1999 nine-month period and four customers representing 76% of revenues for the similar 1998 period. There is no assurance that we will be able to attract or retain major customers. The loss of, or reduction in demand for products or related services from major customers could have a material adverse effect on our business, operating results, cashflow, and financial condition.

         The sales cycle for our products and services is lengthy and unpredictable. While our sales cycle varies from customer to customer, it typically has ranged from one to six months. Our pursuit of sales leads typically involves an analysis of our prospective customer's needs, preparation of a written proposal, one or more presentations and contract negotiations. We often provide significant education to prospective customers regarding the use and benefits of our Internet technologies and products. Our sales cycle may also be affected by a prospective customer's budgetary constraints and internal acceptance reviews, over which we have little or no control. In order to quickly respond to, or anticipate, customer requirements, we may begin development work prior to having a signed contract, which exposes us to the risk that the development work will not be recovered from revenue from that customer.

         We may be unable to adjust our spending to account for potential fluctuations in our quarterly results. As a result of our limited operating history, we do not have historical financial data for a sufficient number of periods on which to base planned operating expenses. Therefore, our expense levels are based in part on our expectations as to future sales and to a large extent are fixed. We typically operate with little backlog and the sales cycles for our products and services may vary significantly. As a result, our quarterly sales and operating results generally depend on the volume and timing of and the ability to close customer contracts within the quarter, which are difficult to forecast. We may be unable to adjust spending in a timely manner to compensate for any unexpected sales shortfalls. If we were unable to so adjust, any significant shortfall of demand for our products and services in relation to our expectations would have an immediate adverse effect on our business, operating results and financial condition. Further, we currently intend to increase our capital expenditures and operating expenses to fund product development and increase sales and marketing efforts. To the extent that such expenses precede or are not subsequently followed by increased sales, our business, operating results and financial condition will be materially adversely affected.

         We may be unable to retain our key executives and research and development personnel. Our future success also depends in part on our ability to identify, hire and retain additional personnel, including key product development, sales, marketing, financial and executive personnel. Competition for such personnel is intense and there is no assurance that we can identify or hire additional qualified personnel.

         Executives and research and development personnel who leave us may compete against us in the future. We generally enter into written nondisclosure and nonsolicitation agreements with our officers and employees which restrict the use and disclosure of proprietary information and the solicitation of customers for the purpose of selling competing products or services. However, we generally do not require our employees to enter into non-competition agreements. Thus, if any of these officers or key employees left, they could compete with us, so long as they did not solicit our customers. Any such competition could have a material adverse effect on our business.

         We may be unable to manage our expected growth. If we are able to implement our growth strategy, we will experience significant growth in the number of our employees, the scope of our operating and financial systems, and the geographic area of our operations. There is no assurance that we will be able to implement in whole or in part our growth strategy or that our management or other resources will be able to successfully manage any future growth in our business. Any failure to do so could have a material adverse effect on our operating results and financial condition.

         We may be unable to protect our intellectual property rights. Intellectual property rights are important to our success and our competitive position. There is no assurance that the steps we take to protect our intellectual property rights will be adequate to prevent the imitation or unauthorized use of our intellectual property rights. Policing unauthorized use of proprietary systems and products is difficult and, while we are unable to determine the extent to which piracy of our software exists, we expect software piracy to be a persistent problem. In addition, the laws of some foreign countries do not protect software to the same extent as do the laws of the United States. Even if the steps we take to protect our proprietary rights prove to be adequate, our competitors may develop products or technologies that are both non-infringing and substantially equivalent or superior to our products or technologies.

         Computer viruses and similar disruptive problems could have a material adverse effect on our business. Our software and equipment may be vulnerable to computer viruses or similar disruptive problems caused by our customers or other Internet users. Our business, financial condition or operating results could be materially adversely effected by:

         * Losses caused by the presence of a computer virus that causes us or third parties with whom we do business to interrupt, delay or cease service to our customers,
         * Losses caused by the misappropriation of secured or confidential information by a third party who, in spite of our security measures, obtains illegal access to this information,
         * Costs associated with efforts to protect against and remedy security breaches, or
         * Lost potential revenue caused by the refusal of consumers to use our products and services due to concerns about the security of transactions and commerce that they conduct on the Internet.

         Future government regulation could materially adversely effect our business. There are currently few laws or regulations directly applicable to access to, communications on, or commerce on the Internet. Therefore, we are not currently subject to direct regulation of our business operations by any government agency, other than regulations applicable to businesses generally. Due to the increasing popularity and use of the Internet, however, federal, state, local, and foreign governmental organizations are currently considering a number of legislative and regulatory proposals related to the Internet. The adoption of any of these laws or regulations may decrease the growth in the use of the Internet, which could, in turn:

         *   Decrease the demand for our products and services,
         *   Increase our cost of doing business, or
         * Otherwise have a material adverse effect on our business, results of operations and financial condition.

         Moreover, the applicability to the Internet of existing laws governing issues such as property ownership, copyright, trademark, trade secret, obscenity, libel and personal privacy is uncertain and developing. Our business, results of operations and financial condition could be materially adversely effected by the application or interpretation of these existing laws to the Internet.

         Our systems may not be year 2000 compliant. We have reviewed our internal software and hardware systems. Based on this review, we believe that our internal software and hardware systems will function properly with respect to dates in the year 2000 and thereafter. We expect to incur no significant costs in the future for Year 2000 problems. Nonetheless, there is no assurance in this regard until our internal software and hardware systems are operational in the year 2000.

         Our articles of incorporation and bylaws may discourage lawsuits and other claims against our directors. Our articles of incorporation provide, as permitted by Colorado law, that our directors shall have no personal liability for certain breaches of their fiduciary duties to us. In addition, our bylaws provide for mandatory indemnification of directors and officers to the fullest extent permitted by Colorado law. These provisions may reduce the likelihood of derivative litigation against directors and may discourage shareholders from bringing a lawsuit against directors for a breach of their duty.

         The price of our common stock has been highly volatile due to factors that will continue to effect the price of our stock. Our common stock traded as high as $23.25 per share and as low as $8.00 per share between January 1, 1999 and December 23, 1999. Historically, the over-the-counter markets for securities such as our common stock have experienced extreme price and volume fluctuations. Some of the factors leading to this volatility include:

         * Price and volume fluctuations in the stock market at large that do not relate to our operating performance,
         *   Fluctuations in our quarterly revenue and operating results,
         *   Announcements of product releases by us or our competitors,
         * Announcements of acquisitions and/or partnerships by us or our competitors, and
         * Increases in outstanding shares of common stock upon exercise or conversion of derivative securities.


         These factors may continue to affect the price of our common stock in the future.

         We have issued numerous options, warrants, and convertible securities to acquire our common stock that could have a dilutive effect on our shareholders. As of December 23, 1999, we had issued warrants and options to acquire 3,491,062 shares of our common stock, exercisable at prices ranging from $1.63 to $18.51 per share, with a weighted average exercise price of approximately $10.36 per share. In addition to these warrants and options, we have reserved an indeterminate and potentially unlimited number of shares of common stock for issuance upon conversion of outstanding shares of our 10% preferred stock and 10% convertible note. During the terms of these derivative securities, the holders will have the opportunity to profit from either an increase or, in the case of the preferred stock and note, decrease in the market price of our common stock with resulting dilution to the holders of shares who purchased shares for a price higher than the respective exercise or conversion price. In addition, the increase in the outstanding shares of our common stock as a result of the exercise or conversion of these derivative securities, which could be unlimited, could result in a significant decrease in the percentage ownership of our common stock by the purchasers of our common stock.

         The potentially unlimited number of shares issuable upon conversion of our 10% preferred stock and 10% convertible note could make it difficult to obtain additional financing. Due to the potentially unlimited number of shares of our common stock which could result from a conversion of our 10% preferred stock or 10% convertible note, new investors may either decline to make an investment in Webb due to the potential negative effect this additional dilution could have on their investment or require that their investment be on terms at least as favorable as the terms of the 10% preferred stock or 10% convertible note. If we are required to provide similar terms to obtain required financing in the future, the potential adverse effect of these existing financings could be perpetuated and significantly increased.

         Future sales of our common stock in the public market could adversely affect the price of our common stock. Sales of substantial amounts of common stock in the public market that is not currently freely tradable, or even the potential for such sales, could have an adverse affect on the market price for shares of our common stock and could impair the ability of purchasers of our common stock to recoup their investment or make a profit. As of December 23, 1999, these shares consist of:

         * Approximately 770,000 shares owned by our officers and directors of our outstanding common stock ("Affiliate Shares");
         * Approximately 1,582,000 shares issued and issuable to former shareholders and warrant and option holders of Durand Communications, Inc. and for services rendered offered pursuant to a registration statement declared effective by the SEC on September 27, 1999;
         * An indeterminate and potentially unlimited number of shares issuable upon conversion of the 10% preferred stock and 10% convertible note; and
         * Approximately 3,372,000 shares issued and issuable to warrant and option holders (other than those owned by the former shareholders and warrant and option holders of Durand Communications, Inc.)

         In addition, we have obtained a commitment for the purchase of 10,000 shares of our Series B Convertible Preferred Stock with warrants attached. If the transaction is completed as contemplated, we estimate, based on the current market price for our common stock, that the preferred stock will be convertible into from a minimum of approximately 500,000 to a maximum of approximately 1,250,000 shares of our common stock. In adidtion we estimate that the warrants would entitle the holders to purchase up to approximately 300,000 shares of our common stock.


         Unless the Affiliate Shares are further registered under the securities laws, they may not be resold except in compliance with Rule 144 promulgated by the SEC, or some other exemption from registration. Rule 144 does not prohibit the sale of these shares but does place conditions on their resale which must be complied with before they can be resold.


         The common stock issuable upon conversion of our preferred stock and convertible notes may increase as the price of our common stock decreases, which may adversely affect the price of our common stock. On December 23, 1999, we had issued and outstanding 85,000 shares of 10% preferred stock and $5,000,000 principal amount of a 10% convertible note. The number of shares of common stock that may ultimately be issued upon conversion of these securities is presently indeterminable and potentially unlimited and could fluctuate significantly. Purchasers of common stock could therefore experience substantial dilution upon conversion of the preferred stock and convertible note. In addition, the significant downward pressure on the market price of our common stock could develop as the holders convert and sell material amounts of common stock which could encourage short sales by the holders or others, placing further downward pressure on the market price of our common stock.

         To illustrate the potential dilution that may occur upon conversion of the preferred stock and convertible notes, the following table sets forth the number of shares of common stock that would be issued upon conversion of the preferred stock, including accrued dividends, and the principal of the convertible note if the market price for our common stock is $19.69, the closing sale price for our common stock on December 23, 1999, and at assumed market prices of 75%, 50% and 25% of the market price on December 23, 1999. The table assumes that we have not completed a $10 million financing by March 22, 2000 and that the conversion price for the notes is therefore the lower of $10.07 per share or the variable conversion price and shows the aggregate number of shares which can be issued over the life of the convertible securities at that price.

                                                   Shares Issued Upon Conversion
                                     -----------------------------------------------------------
          Market Price                   10% Preferred Stock           10% Notes (Conversion        Total (Percentage of
                                         (Conversion Price)                    Price)                   Outstanding)
----------------------------------   ----------------------------    ---------------------------    ----------------------
$19.69 (actual at 12/23/99)               101,936 ($10.00)                496,524 ($10.07)               598,460 (7.1%)
$14.77 (75% of 12/23/99 price)            101,936 ($10.00)                496,524 ($10.07)               598,460 (7.1%)
$9.84 (50% of 12/23/99 price)             129,361 ($7.88)                 507,924 ($9.84)                637,285 (7.5%)
$4.92 (25% of 12/23/99 price)             258,722 ($3.94)               1,015,847 ($4.92)              1,274,569 (13.9%)

---------------


         Pursuant to their terms, the convertible notes and warrants are convertible or exercisable by any holder only to the extent that the number of shares thereby issuable, together with the number of shares of common stock owned by such holder, but not including unconverted or unexercisable shares of convertible notes or warrants, would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, unless such conversion is approved by the majority of the holders of our common stock. While this limits the number of shares which may be issued upon conversion at any one time, this 4.99% limit will not prevent any holder from converting all of its convertible notes or exercising its warrants, because the holder can convert or exercise convertible notes and warrants into 4.99% of our outstanding common stock, then sell all of that stock to permit it to engage in further conversions or exercises. As a result, the 4.99% limit does not prevent the selling shareholder from selling more than 4.99% of our common stock.


         Future sales of our common stock in the public market could limit our ability to raise capital. Sales of substantial amounts of common stock in the public market pursuant to Rule 144, upon exercise or conversion of derivative securities or otherwise, or even the potential for such sales, could affect our ability to raise capital through the sale of equity securities.

         Provisions in our articles of incorporation allow us to issue shares of stock that could make a third party acquisition of us difficult. Our Articles of Incorporation authorize our Board of Directors to issue up to 20,000,000 shares of common stock and 5,000,000 shares of preferred stock in one or more series, the terms of which may be determined at the time of issuance by the Board of Directors, without further action by our shareholders. Preferred stock authorized by the Board of Directors may include voting rights, preferences as to dividends and liquidation, conversion and redemptive rights and sinking fund provisions. If the Board of Directors authorizes the issuance of preferred stock in the future, this authorization could affect the rights of the holders of common stock, thereby reducing the value of the common stock, and could make it more difficult for a third party to acquire us, even if a majority of the holders of our common stock approved of an acquisition.

         The issuance of our 10% convertible note payable will require us to record a non-cash expense which will, in turn, increase our net loss available to common shareholders. Based on current accounting standards, we recorded a non-cash expense of $638,495 as additional interest expense for the quarter ended September 30, 1999 as a result of the issuance of our 10% convertible note. We will record additional non-cash expenses of possibly $12 million or more during the fourth quarter of 1999 and the the three years ending December 31, 2002 related to this transaction.

         We do not anticipate paying dividends on our common stock for the foreseeable future. We have never paid dividends on our common stock and do not intend to pay any dividends on our common stock in the foreseeable future. Any decision by us to pay dividends on our common stock will depend upon our profitability at the time, cash available therefor, and other factors. We anticipate that we will devote profits, if any, to our future operations.


                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

         Some of the statements made in this prospectus and the documents incorporated by reference in this prospectus under the captions "Webb Interactive Services, Inc." and "Risk Factors" and elsewhere in this prospectus constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are subject to the safe harbor provisions of the reform act. Forward-looking statements may be identified by the use of the terminology such as may, will, expect, anticipate, intend, believe, estimate, should, or continue or the negatives of these terms or other variations on these words or comparable terminology. To the extent that this prospectus contains forward-looking statements regarding the financial condition, operating results, business prospects or any other aspect of Webb, you should be aware that our actual financial condition, operating results and business performance may differ materially from that projected or estimated by Webb in the forward-looking statements. We have attempted to identify, in context, some of the factors that we currently believe may cause actual future experience and results to differ from their current expectations. These differences may be caused by a variety of factors, including but not limited to adverse economic conditions, intense competition, including entry of new competitors, ability to obtain sufficient financing to support our operations, progress in research and development activities, variations in costs that are beyond our control, changes in capital expenditure budgets for cable companies, adverse federal, state and local government regulation, inadequate capital, unexpected costs, lower sales and net income, or higher net losses than forecasted, price increases for equipment, inability to raise prices, failure to obtain new customers, the possible fluctuation and volatility of our operating results and financial condition, inability to carry out marketing and sales plans, loss of key executives, and other specific risks that may be alluded to in this prospectus.


                                 USE OF PROCEEDS


         We will not receive any of the proceeds from the offer and sale of the shares, however, 273,038 of the shares offered by the selling shareholder are issuable upon the exercise of outstanding warrants of Webb at exercise prices of $11.44 and $18.51 per share. If these warrants were exercised in full, we would receive $4,088,197 in the aggregate.



                               SELLING SHAREHOLDER


         The common stock covered by this prospectus consists of shares issued or issuable upon conversion of our $5,000,000 aggregate principal amount of 10% convertible note due August 25, 2002 and warrants to purchase 273,038 shares of our common stock. The selling shareholder acquired all of its convertible note and one-half of the warrants in exchange for a cash investment given to Webb on August 25, 1999. The remaining warrants were issued to the selling shareholder on December 18, 1999, in connection with an amendment to the terms of the note.


         The number of shares that may be actually sold by the selling shareholder will be determined by such selling shareholder. Because the selling shareholder may sell all, some or none of the shares of common stock which it holds, and because the offering contemplated by this prospectus is not currently being underwritten, no estimate can be given as to the number of shares of common stock that will be held by the selling shareholder upon termination of the offering.


         The following table sets forth certain information as of December 23, 1999, regarding the selling shareholder, including:


         *   The name of the selling shareholder,
         * The beneficial ownership of common stock of the selling shareholder, and
         * The maximum number of shares of common stock offered by the selling shareholder.

         The information presented is based on data furnished to Webb by the selling shareholder and assumes a conversion price for the notes of $10.07 per share. The actual number of shares of common stock issuable upon conversion of the convertible note is subject to adjustment and could be materially less or more than the amounts set forth in the table below, depending on factors which we cannot predict at this time, including, among other factors, the future market price of the common stock.

         Under the registration rights agreement, we are required to register for resale by the selling shareholder 1,129,568 shares of our common stock. This amount is based upon:

         * The number of shares issuable upon conversion of the convertible note and exercise of the warrants, and

         * The potential increase in the number of shares issuable with respect to the convertible note if the conversion price declines due to a decline in the market price for our common stock.

         If the warrants were exercised in full and all of the convertible note were converted at the conversion price of $10.07 per share, only 769,562 shares of common stock would be issued and available for resale under this prospectus. However, we cannot determine the exact number of shares of common stock that we will ultimately issue upon exercise of the warrants and conversion of the convertible note if anti-dilution adjustments occur with respect to the warrants or the conversion price for the convertible note changes from the initial conversion price.


         Pursuant to their terms, the convertible note and warrants are convertible or exercisable by any holder only to the extent that the number of shares thereby issuable, together with the number of shares of common stock owned by such holder, but not including unconverted or unexercisable shares of convertible note or warrants, would not exceed 4.99% of the then outstanding shares of our common stock as determined in accordance with Section 13(d) of the Securities Exchange Act of 1934, unless such conversion is approved by the majority of the holders of our common stock. Accordingly, the number of shares of common stock set forth in the third and fourth columns in the table below for the selling shareholder exceeds the number of shares of common stock that the selling shareholder beneficially owns in accordance with Section 13(d) as of December 23, 1999. This 4.99% limit may not prevent any holder from converting all of its convertible note or exercising its warrants, because the holder can convert or exercise convertible note and warrants into 4.99% of our outstanding common stock, then sell all of that stock to permit it to engage in further conversions or exercises. As a result, the 4.99% limit does not prevent the selling shareholder from selling more than 4.99% of our common stock.




                                                  Shares of Common Stock Owned
                      Shares Of Common Stock      Before Offering Plus All        Maximum Number of
                      Shares of Common Stock      Shares Which Can Be Acquired    Shares Offered Under      Shares of Common Stock
Selling               Owned Beneficially Before   Over the Life of Convertible    This Registration         Owned Beneficially After
Shareholder           Offering (%)                Securities (%)                  Statement (%)             Offering (%) (2)
--------------------- --------------------------- ------------------------------- ------------------------- ------------------------
Castle Creek          414,079 (4.99%)             769,562 (8.9%)                   1,129,568 (12.5%)        None (0%)
Technology Partners
LLC (1)
c/o Castle Creek
Technology Partners
LLC, 77 West Wacker
Drive, Suite 4040,
Chicago, Illinois
60601


(1) Castle Creek Technology Partners LLC beneficially owns 414,079 shares, determined in accordance with Rule 13d-3, and disclaims beneficial ownership of any shares other than these shares. As investment manager, pursuant to a management agreement with Castle Creek Technology Partners LLC, Castle Creek Partners, LLC may be deemed to beneficially own the securities held by Castle Creek Technology Partners LLC. Castle Creek Partners, LLC disclaims such beneficial ownership. John Ziegelman and Daniel Asher, as managing members of Castle Creek Partners, LLC, hold the voting and dispositive powers over the shares owned by Castle Creek Technology Partners LLC and may be deemed to be beneficial owners of the securities. Messrs. Ziegelman and Asher disclaim such beneficial ownership.

(2) The selling shareholder has agreed, subject to certain conditions, to purchase $5 million stated amount of our Series B. Preferred Stock with warrants attached. If the transaction is completed as contemplated, the selling shareholder would at the conclusion of this offering own preferred stock and warrants representing the right, based on current market prices for our common stock and without giving effect to any contractual limitations, to acquire approximately 390,000 shares of our common stock which would represent approximately 4.7% of the then outstanding shares.

                              PLAN OF DISTRIBUTION

         The sale of the shares offered by this prospectus may be made in the Nasdaq SmallCap Market or other over-the-counter markets at prices and at terms then prevailing or at prices related to the then current market price or in negotiated transactions. These shares may be sold by one or more of the following:

         * A block trade in which the broker or dealer will attempt to sell shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.
         *   Purchases by a broker or dealer as principal and resale by a broker or dealer for its account using this prospectus.
         *   Ordinary brokerage transactions and transactions in which the broker solicits purchasers.
         * In privately negotiated transactions not involving a broker or dealer.


         Each sale may be made either at market prices prevailing at the time of such sale, at negotiated prices, at fixed prices which may be changed, or at prices related to prevailing market prices.

         In effecting sales, brokers or dealers engaged to sell the shares may arrange for other brokers or dealers to participate. Brokers or dealers engaged to sell the shares will receive compensation in the form of commissions or discounts in amounts to be negotiated immediately prior to each sale. These brokers or dealers and any other participating brokers or dealers may be deemed to be underwriters within the meaning of the Securities Act of 1933 in connection with these sales. Webb will receive no proceeds from any resales of the shares offered by this prospectus, and we anticipate that the brokers or dealers, if any, participating in the sales of the shares will receive the usual and customary selling commissions. If the warrants are exercised in full, Webb will receive $4,088,197.

         In connection with distributions of the shares or otherwise, the selling shareholders may enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers may engage in short sales of the shares registered hereunder in the course of hedging the positions they assume with selling shareholders. The selling shareholder may also sell shares short and deliver the shares to close out such short positions. The selling shareholders may also enter into option, swaps, derivatives or other transactions with broker-dealers which require the delivery to the broker-dealer of the shares registered hereunder, which the broker-dealer may resell pursuant to this Prospectus. The selling shareholders may also pledge the shares registered hereunder to a broker or dealer and upon a default, the broker or dealer may effect sales of the pledged shares pursuant to this prospectus.

         From time to time the selling shareholders may be engaged in short sales, short sales against the box, puts and calls and other hedging transactions in our securities, and may sell and deliver the shares in connection with such transactions or in settlement of securities loans. These transactions may be entered into with broker-dealers or other financial institutions. In addition, from time to time, a selling share holder may pledge its shares pursuant to the margin provisions of its customer agreements with its broker-dealer. Upon delivery of the shares or a default by a selling shareholder, the broker-dealer or financial institution may offer and sell the pledged shares from time to time.


         To comply with the securities laws of some states, if applicable, the shares will be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.


         If necessary, the specific shares of our common stock to be sold, the names of the selling shareholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part. We entered into a registration rights agreement in connection with the private placement of the convertible notes and the warrants which required us to register the underlying shares of our common stock under applicable federal and state securities laws under certain circumstances and at certain times. The registration rights agreement provides for cross-indemnification of the selling shareholder and us and each party's respective directors, officers and controlling persons against certain liabilities in connection with the offer and sale of the common stock, including liabilities under the Securities Act of 1933 and to contribute to payments the parties may be required to make in respect thereof. We have agreed to indemnify and hold harmless the selling shareholder from certain liabilities under the Securities Act of 1933.


         Under applicable rules and regulations under Regulation M under the Securities Exchange Act of 1934, any person engaged in the distribution of the common stock may not simultaneously engage in market making activities, subject to certain exceptions, with respect to the common stock for a specified period set forth in Regulation M prior to the commencement of such distribution and until its completion. In addition and without limiting the foregoing, the selling shareholder will be subject to the applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of shares of the common stock by the selling shareholder. The foregoing may affect the marketability of the common stock.

         We will bear all expenses of the offering of the common stock, except that the selling shareholders will pay any applicable underwriting commissions and expenses, brokerage fees and transfer taxes, as well as the fees and disbursements of counsel to and experts for the selling shareholders.


                            DESCRIPTION OF SECURITIES

General

         Our articles of incorporation authorize our board of directors to issue 25,000,000 shares of capital stock, including 20,000,000 shares of common stock and 5,000,000 shares of preferred stock, with rights, preferences and privileges as are determined by our board of directors.

Common Stock


         As of December 23, 1999, we had 7,884,089 shares of common stock outstanding. All outstanding shares of our common stock are fully paid and nonassessable and the shares of our common stock offered by this prospectus will be, upon issuance, fully paid and nonassessable. The following is a summary of the material rights and privileges of our common stock.


         Voting. Holders of our common stock are entitled to cast one vote for each share held at all shareholder meetings for all purposes, including the election of directors. The holders of more than 50% of the voting power of our common stock issued and outstanding and entitled to vote and present in person or by proxy, together with any preferred stock issued and outstanding and entitled to vote and present in person or by proxy, constitute a quorum at all meetings of our shareholders. The vote of the holders of a majority of our common stock present and entitled to vote at a meeting, together with any preferred stock present and entitled to vote at a meeting, will decide any question brought before the meeting, except when Colorado law, our articles of incorporation, or our bylaws require a greater vote and except when Colorado law requires a vote of any preferred stock issued and outstanding, voting as a separate class, to approve a matter brought before the meeting. Holders of our common stock do not have cumulative voting for the election of directors.

         Dividends. Holders of our common stock are entitled to dividends when, as and if declared by the board of directors out of funds available for distribution. The payment of any dividends may be limited or prohibited by loan agreement provisions or priority dividends for preferred stock that may be outstanding.

         Preemptive Rights. The holders of our common stock have no preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

         Liquidation. If we liquidate or dissolve, the holders of each outstanding share of our common stock will be entitled to share equally in our assets legally available for distribution to our shareholders after payment of all liabilities and after distributions to holders of preferred stock legally entitled to be paid distributions prior to the payment of distributions to holders of our common stock.

Convertible Note


         On August 25, 1999, we issued $5,000,000 principal amount of a 10% convertible note. The following is a summary of the material terms of the 10% convertible note.

         Conversion Price. The convertible note is convertible into shares of common stock at a conversion price of $10.07 per share. If we complete a financing prior to March 22, 2000, of $10 million or more in which the selling shareholder has the right to invest $5 million, the conversion price between March 22, 2000 and September 30, 2000 will continue to be $10.07. If the financing is completed, the conversion price after September 29, 2000 will continue to be $10.07 per share unless the market price for our common stock at that time is less than $10.07. In this event, the conversion price will be adjusted and will be the greater of (i) the average of the five lowest closing bid prices during the period from September 1, 2000 through September 29, 2000 and (ii) $8.00.

         If we do not complete a $10 million financing by March 22, 2000, the convertible note will thereafter be convertible into a number of shares of common stock determined by dividing the principal amount of the convertible note by the lesser of (i) $10.07 and (ii) the average of the five lowest closing bid prices for our common stock during the 15 trading days prior to conversion.

         The number of shares of common stock that may ultimately be issued upon conversion is presently undeterminable and potentially unlimited and could fluctuate between a minimum of 496,524 shares if the market price of our common stock remains higher than $10.07, the maximum conversion price, and a maximum of 1,382,351 shares, unless Webb's shareholders approve an increase in the maximum number of shares issuable upon conversion of the note. Purchasers of common stock could therefore experience substantial dilution upon conversion of the convertible note. To illustrate the potential dilution that may occur upon conversion of the convertible notes, the following table sets forth the number of shares of common stock that would be issued upon conversion of the convertible note at various conversion prices, assuming that we have not completed a $10 million financing by March 22, 2000, and that the $8.00 minimum for the conversion price is therefore not effective.

                                            Conversion            Shares Issued Upon                Percentage of
            Market Price                       Price                  Conversion                 Outstanding Shares
--------------------------------------    ----------------    ----------------------------    --------------------------
$19.69 (actual price at 12/23/99)         $10.070                     496,524                        5.7%
$14.77 (75% of 12/23/99 price)            $10.070                     496,524                        5.7%
$9.84 (50% of 12/23/99 price)             $  9.84                     507,939                        5.9%
$4.92 (25% of 12/23/99 price)             $  4.92                   1,015,868                       11.1%

---------------


     The variable conversion price formula of the convertible notes could affect the common stock as follows:

    * Reduction in Stock Price. If our common stock trades at a price less than the maximum conversion price of $10.07 per share, then the convertible note will be convertible into shares of our common stock at a variable rates based on future trading prices of the common stock and events that may occur in the future. The number of shares of common stock issuable upon conversion of the convertible note will be inversely proportional to the market price of the common stock at the time of conversion.

    * Effect of Additional Shares in Market. Even though the holder may not convert its notes into more than 4.99% of the outstanding stock at any one time, the holder may obtain and sell an aggregate of substantially more than 4.99% of our outstanding stock by converting and selling up to 4.99% of the outstanding shares in multiple transactions. To the extent that the holder of the convertible note converts and then sells its common stock, the common stock price may decrease due to the additional shares in the market, allowing the holder to convert the convertible note into greater amounts of common stock, further depressing the stock price.

     * Interest Payable in Common Stock. In the event that we force the conversion of one-half of the convertible note, the interest payable on the convertible note may be paid in additional convertible notes or common stock at the selling shareholder's option. In this regard, the lower the common stock price, the more shares of common stock the holders of the convertible note will receive in payment of interest.

     * Impact of Dilution. The additional shares issued upon conversion of the convertible note would dilute the percentage interest of each of our existing common shareholders, and this dilution would increase as more shares of common stock are issued due to the impact of the variable conversion price. Each additional issuance of shares upon conversion would increase the supply of shares in the market and, as a result, may cause the market price of our common stock to decline. The effect of this increased supply of common stock leading to a lower market price may be magnified if there are sequential conversions of convertible note. Specifically, the selling shareholder could convert a portion of its convertible note and then sell the common stock issued upon conversion, which likely would result in a drop in our stock price. Then the selling shareholder could convert another portion of its convertible note at a lower conversion price because of the decreased stock price, and be issued a greater number of shares of common stock due to the lower conversion price. If it then sold shares of common stock, our stock price would likely decrease again, permitting the selling shareholder to do more conversions at a conversion price even more favorable to it. A pattern of such partial conversions and sales could increase the aggregate number of shares of common stock issued upon conversion of the convertible notes above what it would otherwise be, and could place significant downward pressure on our stock price. This downward pressure on our stock price might encourage market participants to sell our stock short, which would put further downward pressure on our stock price, and further decrease the conversion price and increase the dilution of our existing common shareholders upon conversion of the convertible note.

         Forced Conversion; Redemption. We can force the selling shareholder to convert up to $2,500,000 of the convertible note if the average of the closing trade prices for the 15 consecutive trading days after the date of this prospectus is at least $12.50. We can also prepay the promissory note at any time after August 25, 2000, if the closing bid price for our common stock for 20 consecutive trading days is at least 200% of the conversion price then in effect. The redemption price would equal 115% of the face amount of the convertible note, plus accrued and unpaid interest.

         Interest. The convertible note bears interest at the rate of 10% per annum. If we force the conversion of one-half of the convertible note, the selling shareholder may elect to have the interest on the convertible note paid either in shares of our common stock or by the issuance of additional convertible notes. In this event, we could be required to pay approximately $660,000 in interest in additional shares of common stock or convertible notes. If the selling shareholder elected to have the interest paid in convertible notes, we could be required to pay interest of approximately $80,000 on the additional notes issued in payment of interest on the convertible note. This combination could result in approximately $740,000 of principal and interest in addition to the original $5 million principal amount of the note that could be converted into shares of our common stock. At a conversion price of $10.07, this would result in an additional approximately 73,500 shares of our common stock.

         If the market value of our common stock stays above $10.07, the issuance of notes to pay interest would also result in an effective interest rate of more than 10%. For example, if our market price was $19.69, the closing price on December 23, 1999, the selling shareholder could exercise its right to have interest paid in notes which would be immediately convertible into common stock with an economic value approximately 96% more than if the interest had been paid in cash. This would be an effective interest rate of 19.6%.

         The terms of the convertible note limit the maximum number of shares which can be issued pursuant to the conversion of the note and the exercise of the warrants issued to the selling shareholder to $1,518,870 shares of common stock prior to our obtaining shareholder approval of the transaction. In the event that the maximum number of shares to be issued upon conversion of the notes and exercise of the warrants was to exceed this maximum number of shares and we could not obtain shareholder approval of the transaction, the interest rate on the note would be increased to 14%.

         Registration Rights. Pursuant to the securities purchase agreement under which the convertible note were issued, we filed with the SEC a Registration Statement on Form S-3, of which this prospectus forms a part, with respect to the resale of the shares and agreed to use our best efforts to keep such Registration Statement effective until such date as all of the shares have been resold, or such time as all of the shares held by the selling shareholder can be sold immediately without compliance with the registration requirement of the Securities Act of 1933, pursuant to Rule 144 or otherwise.


Warrants


         The selling shareholder also has been granted two five-year warrants for 136,519 shares each, one exercisable at $11.44 per share and one exercisable at $18.51 per share. If we complete a financing of at least $10 million by March 22, 2000, the exercise price for both warrants will be subject to adjustment on September 29, 2000, if the market price for our common stock is then less than the exercise price of the warrants. In this event, the exercise price will be equal to the average closing bid prices for the period from September 1, 2000 through September 29, 2000. The warrants are also subject to anti-dilution protection in the event of the issuance of our common stock at prices less than the exercise prices for the warrants or the then current price for our common stock and for stock splits, stock dividends and other similar transactions.


10% Preferred Stock


         As of December 23, 1999, 85,000 shares of our 10% Preferred Stock were outstanding. The following is a summary of the rights, privileges and preferences of the 10% Preferred Stock.


         Voting. Each share of 10% Preferred Stock entitles the holder to one vote per share. The holders of the common stock and the 10% Preferred Stock vote as a single class on all matters on which our shareholders vote, except where otherwise required by law. The holders of the 10% Preferred Stock do not have cumulative voting for the election of directors.

         Dividends. The cumulative noncompounded dividend on the 10% Preferred Stock is 10% per annum based on the stated value of $10.00 per share, payable quarterly as permitted by law, or upon the redemption or conversion of the 10% Preferred Stock into common stock. We may not declare or pay any dividends on the common stock unless we first declare and pay all unpaid dividends on the 10% Preferred Stock.

         Redemption and Conversion. We may redeem the 10% Preferred Stock at any time for $10.00 per share. Each share of the outstanding 10% Preferred Stock is convertible, at the election of the holder thereof, into the number of shares of our common stock equal to $10.00 divided by the lesser of (i) $10.00 or (ii) 80% of the average per share closing bid price of the our common stock for the five trading days immediately preceding the election by the holder to convert. At any time while any shares of the 10% Preferred Stock are outstanding, we may not incur any obligations (other than trade payables and other indebtedness) that are senior to the 10% Preferred Stock in any respect, including liquidation. Upon any redemption or conversion of the 10% Preferred Stock, we have the option to pay the accrued but unpaid cumulative dividends on the 10% Preferred Stock either (i) in cash, or (ii) by issuing additional shares of common stock.

         Preemptive Rights. The holders of the 10% Preferred Stock do not have preemptive rights to subscribe for any additional shares of any class of our capital stock or for any issue of bonds, notes or other securities convertible into any class of our capital stock.

         Liquidation Preference. If we liquidate, dissolve or wind-up our business, whether voluntary or otherwise, after we pay our debts and other liabilities, the holders of the 10% Preferred Stock will be entitled to receive from our remaining net assets, before any distribution to the holders of our common stock, the amount of $10.00 per share of 10% Preferred Stock in cash plus payment of all accrued but unpaid cumulative dividends. Holders of the 10% Preferred Stock will not be entitled to receive any other payments if we liquidate, dissolve or wind-up our business.


                       WHERE YOU CAN FIND MORE INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file with the SEC at the SEC's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's public reference rooms located at it's regional offices in New York, New York and Chicago, Illinois. Please call the SEC at 1-800-SEC-0300 for further information on the operation of public reference rooms. You can also obtain copies of this material from the SEC's Internet web site located at http://www.sec.gov.

         The SEC allows us to incorporate by reference the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, file no. 0-28462:

         * Our annual report on Form 10-KSB for the year ended December 31, 1998.
         * Our quarterly report on Form 10-QSB for the quarter ended March 31, 1999.
         * Our quarterly report on Form 10-QSB for the quarter ended June 30, 1999.
         * The description of our common stock contained in our registration statement on Form 8-A filed with the SEC on May 22, 1996.
         *   Our current report on Form 8-K filed January 11, 1999.
         *   Our current report on Form 8-K filed July 14, 1999.
         *   Our current report on Form 8-K filed September 2, 1999.

         * Our registration statement on Form S-3 filed September 27, 1999, as amended on November 24, 1999.


         You may request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

                  Shareholder Services
                  Attn: Kim Boswood
                  Webb Interactive Services, Inc.
                  1800 Glenarm Place
                  Suite 700
                  Denver, Colorado 80202
                  (303) 296-9200

         This prospectus is part of a registration statement we filed with the SEC. You should rely only on the information or representations provided in this prospectus. We have authorized no one to provide you with different information. The selling shareholder will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front page of this prospectus.


                                  LEGAL MATTERS

         Gray, Plant, Mooty, Mooty & Bennett, P.A., Minneapolis, Minnesota, has issued an opinion about the legality of the shares registered by this prospectus.


                                     EXPERTS


         The financial statements of Webb incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto, and are incorporated by reference in reliance upon the authority of said firm as experts in giving said reports. Reference is made to said report, which includes an explanatory paragraph with respect to the uncertainty regarding our ability to continue as a going concern as discussed in
Note 1 to the financial statements incorporated by reference.


         In December 1999, the SEC staff issued Staff Accounting Bulletin 101 regarding revenue recognition. Webb is currently reviewing the impact, if any, this bulletin will have on its financial reporting.

                                 INDEMNIFICATION

         Our articles of incorporation provide that we shall indemnify, to the full extent permitted by Colorado law, any of our directors, officers, employees or agents who are made, or threatened to be made, a party to a proceeding by reason of the fact that he or she is or was one of our directors, officers, employees or agents against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if specified standards are met. Although indemnification for liabilities arising under the Securities Act of 1933 may be permitted to our directors, officers and controlling persons under these provisions, we have been advised that, in the opinion of the SEC, indemnification for liabilities arising under the Securities Act of 1933 is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

         Our articles of incorporation also limit the liability of our directors to the fullest extent permitted by the Colorado law. Specifically, our articles of incorporation provide that our directors will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for:

         *   Any breach of the duty of loyalty to Webb or its shareholders,
         * Acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law,
         * Dividends or other distributions of corporate assets that are in contravention of specified statutory or contractual restrictions,
         *   Violations of specified laws, or
         * Any transaction from which the director derives an improper personal benefit.

================================================================================

     No dealer, salesperson or any other person has been authorized to give any information or to make any representations other than those contained in this prospectus in connection with the offer made by this prospectus and, if given or made, the information or representations must not be relied upon as having been authorized by Webb. This prospectus does not constitute an offer to sell or the solicitation of any offer to buy any security other than the securities offered by this prospectus, nor does it constitute an offer to sell or a solicitation of any offer to buy the securities offered by this prospectus by anyone in any jurisdiction in which the offer or solicitation is not authorized, or in which the person making the offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make an offer or solicitation. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that information contained in this prospectus is correct as of any time subsequent to the date of this prospectus.

                                ---------------

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Webb Interactive Services, Inc................................................2
Recent Events.................................................................3
Risk Factors..................................................................4
Special Note Regarding Forward-Looking
   Statements................................................................10
Use of Proceeds..............................................................11
Selling Shareholder..........................................................11
Plan of Distribution.........................................................12
Description of Securities....................................................13
Where You Can Find More Information..........................................17
Legal Matters................................................................18
Experts......................................................................18
Indemnification..............................................................18



                                WEBB INTERACTIVE
                                 SERVICES, INC.


                                   ----------
                                   PROSPECTUS
                                   ----------



                             ____________, __, 2000


================================================================================

                                     PART II
                  INFORMATION NOT REQUIRED TO BE IN PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution

         The following table sets forth the various expenses of Webb in connection with the sale and distribution of the Shares being registered pursuant to this Form S-3 Registration Statement. All of the amounts shown are estimates, except for the Securities and Exchange Commission registration fee and the Nasdaq listing fee. All of such expenses will be paid by Webb.


   Securities and Exchange Commission fee           $ 3,650.48
   Accounting fees and expenses                       2,000.00
   Legal fees and expenses                           10,000.00
   Printing, Mailing                                  1,000.00
   Transfer Agent fees                                  200.00
   Miscellaneous                                    $ 3,149.52
                                             -----------------
            TOTAL                                   $20,000.00


Item 15.  Indemnification of Officers and Directors

         Webb's articles of incorporation provide that Webb shall indemnify, to the full extent permitted by Colorado law, any director, officer, employee or agent of Webb made or threatened to be made a party to a proceeding, by reason of the fact that such person is or was a director, officer, employee or agent of Webb against judgments, penalties, fines, settlements and reasonable expenses incurred by the person in connection with the proceeding if certain standards are met. Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of Webb pursuant to the foregoing provisions, or otherwise, Webb has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

         Webb's articles of incorporation limit the liability of its directors to the fullest extent permitted by Colorado law. Specifically, the articles of incorporation provide that directors of Webb will not be personally liable for monetary damages for breach of fiduciary duty as directors, except for (i) any breach of the duty of loyalty to Webb or its shareholders, (ii) acts or omissions not in good faith or that involved intentional misconduct or a knowing violation of law, (iii) dividends or other distributions of corporate assets that are in contravention of certain statutory or contractual restrictions, (iv) violations of certain laws, or (v) any transaction from which the director derives an improper personal benefit. Liability under federal securities law is not limited by the Articles.


Item 16.  Exhibits


        3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
        3.2       Bylaws of Webb Interactive Services, Inc. (2)
        4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
        5.1       Opinion of Counsel (4)

       10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Selling Shareholder, including the Form of Warrant and Registration Rights Agreement (5)

       10.2 Promissory note dated August 25, 1999 issued by Webb to the Selling Shareholder*

       10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Selling Shareholder*



       10.4 First Amendment dated December 18, 1999 to Promissory Note dated August 25, 1999 issued by Webb to Selling Shareholder*

       10.5 Stock Purchase Warrant dated August 25, 1999, as amended, December 18, 1999, issued by Webb to Selling Shareholder*



       10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Selling Shareholder*

       23.1       Consent of Arthur Andersen LLP*
------------
*    Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4) Filed with the Registration Statement on Form S-3, filed September 27, 1999, Commission File No. 333-87887.
(5) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.

Item 17.  Undertakings

         A.       The undersigned registrant hereby undertakes:

                  (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement to:

                           (a) include any prospectus required by Section
                               10(a)(3) of the Securities Act of 1933,

                           (b) to reflect in the prospectus any facts or events
                               arising after the effective date of the
                               registration statement (or the most recent post-effective amendment thereof) which, individually or together, represent a fundamental change in the information in the registration statement, and

                           (c) to include any additional or changed material
                               information on the plan of distribution;

                  (2) to treat, for determining liability under the Securities Act of 1933, each such post-effective amendment as a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

                  (3) to remove from registration by means of a post-effective amendment any of the securities being registered that remain unsold at the termination of the offering.

         B. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant as discussed above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Denver, State of Colorado, on December 30, 1999.


                                       WEBB INTERACTIVE SERVICES, INC.



                                       By /s/ R. Steven Adams*
                                          --------------------------------------
                                          R. Steven Adams, Chairman and
                                          Chief Executive Officer



         Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement has been signed below on December 30, 1999, by the following persons in the capacities indicated:


/s/ R. Steven Adams *
------------------------------
R. Steven Adams,
(Chairman, Chief Executive Officer and a Director)


/s/ William R. Cullen
------------------------------
William R. Cullen
(Executive Vice President, Chief Financial Officer and a Director)

/s/ Stuart J. Lucko
------------------------------
Stuart J. Lucko
(Controller)


/s/ Perry Evans*
------------------------------
Perry Evans
(President and a Director)

/s/  Robert J. Lewis*
------------------------------
Robert J. Lewis
(Director)

------------------------------
Richard C. Jennewine
(Director)

*By /s/  Lindley S. Branson
    --------------------------
         Attorney-in-fact

                         Webb Interactive Services, Inc.
                                    Form S-3
                                Index to Exhibits



        3.1 Articles of Incorporation, as amended, of Webb Interactive Services, Inc. (1)
        3.2       Bylaws of Webb Interactive Services, Inc. (2)
        4.1 Specimen form of Webb Interactive Services, Inc. common stock certificate (3)
        5.1       Opinion of Counsel (4)
       10.1 Securities Purchase Agreement dated August 25, 1999 between Webb and the Selling Shareholder, including the Form of Warrant and Registration Rights Agreement (5)
       10.2 Promissory note dated August 25, 1999 issued by Webb to the Selling Shareholder*
       10.3 Amendment dated December 18, 1999 to Securities Purchase Agreement dated August 25, 1999 between Webb and the Selling Shareholder*
       10.4 First Amendment dated December 18, 1999 to Promissory Note dated August 25, 1999 issued by Webb to Selling Shareholder*
       10.5 Stock Purchase Warrant dated August 25, 1999, as amended December 18, 1999, issued by Webb to Selling Shareholder*
       10.6 Stock Purchase Warrant dated December 18, 1999, issued by Webb to Selling Shareholder*
       23.1       Consent of Arthur Andersen LLP*

-----------
*   Filed herewith
(1) Filed with the Registration Statement on Form S-3, filed January 29, 1999, Commission File No. 333-71503.
(2) Filed with the initial Registration Statement on Form SB-2, filed April 5, 1996, Commission File No. 333-3282-D.
(3) Filed with the Registration Statement on Form S-3, filed September 24, 1999, Commission File No. 333-86465.
(4) Filed with the Registration Statement on Form S-3, filed September 27, 1999, Commission File No. 333-87887.
(5) Filed with the current report on Form 8-K, filed September 2, 1999, Commission File No. 000-28462.